                                                                      EXHIBIT 12

                            FIRST DATA CORPORATION
                                COMPUTATION OF
                      RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in Millions)

                                         Three months ended September 30,                   Nine months ended September 30,
                               -----------------------------------------------    ----------------------------------------------
                                              2000                        1999                  2000                        1999
                               -------------------        --------------------    ------------------        --------------------
Earnings:
 Income before income taxes                 $443.5(1)                   $285.4(3)            $ 975.4(2)                   $718.7(3)
 Interest expense                             26.1                        27.4                  65.4                        74.4
 Other adjustments                            11.9                        13.3                  35.0                        39.9
                               -------------------        --------------------    ------------------        --------------------

Total earnings (a)                          $481.5                      $326.1              $1,075.8                      $833.0
                               ===================        ====================    ==================        ====================

Fixed charges:
 Interest expense                           $ 26.1                      $ 27.4               $  65.4                      $ 74.4
 Other adjustments                            11.9                        13.3                  35.0                        39.9
                               -------------------        --------------------    ------------------        --------------------

Total fixed charges (b)                     $ 38.0                      $ 40.7               $ 100.4                      $114.3
                               ===================        ====================    ==================        ====================

Ratio of earnings to fixed
 charges (a/b)                               12.67                        8.01                 10.72                        7.29

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(1)  Includes a net gain from restructuring and business divestiture activities of $112.9 million. The pro forma ratio of earnings to fixed charges without this gain would have been 9.70 for the quarter ended September 30, 2000.

(2) Includes a net gain from restructuring and business divestiture activities of $100.6 million. The pro forma ratio of earnings to fixed charges without this gain would have been 9.71 for the nine months ended September
     30, 2000.

(3) Includes restructuring, business divestitures, litigation and impairment charges of $6.1 million and $41.0 million for the quarter and nine months ended September 30, 1999, respectively. The pro forma ratio of earnings to fixed charges without these charges would have been 8.16 and 7.65 for the quarter and nine months ended September 30, 1999, respectively.

For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt, amortization of deferred financing costs and a portion of rentals determined to be representative of interest. Earnings consist of income before income taxes plus fixed charges.